ITEM 1.  SECURITY AND ISSUER
This statement relates to CBES Bancorp, Inc., common stock, par value $0.01 per share. The principle and executive offices of CBES are located at 1001 North Jesse James Road, Excelsior
Springs, MO 64024

ITEM 2.  IDENTITY AND BACKGROUND
The person filing this statement is David H. Hancock. Mr. Hancock's business address is 12498 South 71 Highway, Grandview, MO 64030. Mr. Hancock's present occupation is Chief Executive Officer of North American Savings Bank, F.S.B., 12498 South 71 Highway, Grandview, MO 64030.

Mr. Hancock, during the past five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Hancock, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Hancock is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
As of this date, Hancock owns 53,000 shares of stock, all of which were purchased in open market transactions.

The funds used by Hancock to purchase the stock have come from Hancock's personal funds.

ITEM 4. PURPOSE OF TRANSACTION
Hancock has initially acquired the stock for investment purposes, and may or may not acquire additional stock for investment.
Hancock reserves the right to change the purpose of this transaction, provided that he remains in compliance with all federal and state laws.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER
Hancock has purchased 53,000 shares of stock, which represent approximately 5.17% of the outstanding stock of CBES Bancorp, Inc.

Hancock has the sole power to vote and dispose of all the shares.

During the last 60 days, Hancock has purchased shares in the open market as follows: 10,000 shares on July 31, 1997 at $17.75 per share; 3,000 shares on August 14, 1997, at $17.50 per share; 5,000 shares on August 19, 1997, at $17.75 per share; and 20,000 shares on August 20, 1997, at $17.625 per share.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
Each of Hancock's three children own, in trust, 1,700 shares of CBES Bancorp, Inc. Hancock has no influence as to the voting rights of these shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


David H. Hancock	9/8/97